Exhibit 99.1

NEWS RELEASE

KOBEX SIGNS MOU ON INDONESIAN NICKEL LATERITE PROPERTY

Vancouver, BC – September 24, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE MKT:KXM,) is pleased to announce it has signed a Memorandum of Understanding (“MOU”)  to acquire the exclusive right to negotiate for the acquisition of an 85% indirect interest in a Nickel Laterite property on the island of Sulawesi, Indonesia.

The MOU is between Kobex and Geologic Systems Ltd. (“Geologic”), a private B.C. company, which holds the exclusive right to negotiate by Nov 20, 2012 a definitive agreement for the acquisition of an 85% interest in PT. Citra Lampia Mandiri (“CLM”), a private Indonesian company.  CLM holds an exploration and an exploitation licence (IUP) on the Lampia property totaling about 10,000 hectares.

The Lampia property has in excess of 676 drillholes, indicating the near surface presence of nickel rich limonite and saprolite horizons.  Development of the property had commenced anticipating the export of unprocessed ore but was halted with the enactment in May 2012 of Mining Regulations restricting exports to domestically processed value-added products. Prior to these export restrictions Indonesia was a significant supplier of nickel laterite ore to China for use as feedstock in the production of nickel pig iron, a low nickel grade iron alloy used extensively in China for the production of stainless steel.

Geologic has a binding Letter of Intent (“LOI”) with PT. Asia Pacific Mining Resources (“APMR”) which allows Geologic to acquire APMR’s 85% interest in CLM by negotiating a definitive agreement with APMR having the following cash payments:

-	2.5 M USD on signing a definitive agreement on or before Nov 20, 2012
-	4.0 M USD on or before the start of project construction
-	5.0 M USD on or before the start of commercial production
-	30.0 M USD within the first 3 years of commercial production.
-	A royalty of 1.75 USD/dry tonne ore processed

The MOU between Kobex and Geologic assigns to Kobex Geologic’s right to negotiate and to enter into a definitive agreement based on the following cash payments and issue of shares to Geologic.

-	$25,000 CDN on signing of the MOU
-	$25,000 CDN and 2 million Kobex shares on Kobex signing a definitive agreement with APMR
-	3 million Kobex shares on or before the start of construction following the cash payment to APMR
-	3 million Kobex shares or before the start of commercial production following the cash payment to APMR.

Under the MOU Kobex can, without obligation, terminate its interest at any time.

Kobex has commenced technical, commercial and legal due diligence and the negotiation of a definitive agreement with APMR.

Any definitive agreement will be subject to conditions for the benefit of Kobex, including acceptance of the TSX Venture Exchange and entering into satisfactory arrangements with the owner of the remaining 15% interest in CLM.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”

Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.